VENERABLE LETTERHEAD

J. NEIL MCMURDIE
VICE PRESIDENT AND SENIOR COUNSEL
PHONE: (860) 944-4114 | EMAIL: N EIL.MCMURDIE@VENERABLEANNUITY.COM

July 15, 2020

V IA EDGAR CORRESPONDENCE

Mr. Patrick Scott, Esq.
U.S. Securities and Exchange Commission Division of Investment Management
100 F Street, N.E. Washington, D.C. 20549

Re:	Venerable Insurance and Annuity Company and its Separate Account B
Post-Effective Amendment No. 41 to Registration Statement on Form N-4
Prospectus Title: Architect Variable Annuity
File Nos.: 333-133944 and 811-05626

Mr. Scott:

On behalf of Venerable Insurance and Annuity Company (the "Company") and its Separate Account B (the "Account") we are responding to your comments conveyed to us via email on July 13, 2020, in relation to the Post-Effective Amendment No. 41 (“PEA No. 41”) to the above-referenced Registration Statement filed under Rule 485(a) of the Securities Act of 1933 (the “1933 Act”) on May 15, 2020. The purpose of PEA No. 41 was to describe, through prospectus supplement, an Enhanced Cash Surrender Value buyout offer (the “Buyout  Offer”) to eligible  contract owners who purchased the Minimum Guaranteed Income Benefit Rider with Form Number GA-RA-1047, GA-RA-1047(REV), GA-RA- 1047(01/02), GA-RA-1047(10/02), IU-RA-1047 (01/05) or IU-RA-1047 (08/06).  Contract owners that choose to accept the  Buyout Offer will have their cash surrender value enhanced in exchange for surrendering the contract. The following summarizes your comments, and provides our responses to those comments.

Comment No. 1 – Your request for approval to file post-effective amendments to the registration statements listed below under the provisions of Rule 485(b)(1)(vii) of the 1933 Act is granted, it being understood that the sole purpose of these filings is to add the Buyout Offer supplement to each of the prospectuses in these registration statements. The 1933 Act numbers for the registration statements for which this approval is granted are:
•	333-30180
•	333-28769
•	333-28755
•	333-28679
•	033-59261

Mr. Patrick Scott, Esq.
July 15, 2020

Response No. 1 – Thank you for this approval. We anticipate making the Rule 485(b) post-effective amendment filings for registration statement 333-133944 (the registration statement through which we filed PEA No. 41 to include the Buyout Offer Supplement pursuant to Rule 485(a)(1)) and for each of the above-referenced registration statements for which we received Rule 485(b)(1)(vii) relief on July 15, 2020.  We will designate that each filing be effective immediately under Rule 485(b).

Comment No. 2 – Please include in each filing an acknowledgment that the Company and its management are responsible for the accuracy and adequacy of our prospectus disclosures, notwithstanding any review, comments, action or absence of action by the staff of the Securities and Exchange Commission (“SEC”).

Response No. 2 – We hereby acknowledge that the Company and its management are responsible for the accuracy and adequacy of our prospectus disclosures, notwithstanding any review, comments, action or absence of action by the staff of the SEC, and will include this same acknowledgement in the cover letter to each Rule 485(b) post-effective amendment filing.

Please note that we have removed all brackets and inserted the final text and information needed to complete the disclosures in the Rule 485(b) filings.

I appreciate your help with this matter and please call or email me with questions or comments.

Sincerely,

/ s/ J. Neil McMurdie
J. Neil McMurdie
Vice President and Senior Counsel